UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

PEARSON plc

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand

London, England WC2R 0RL

 44-20-7010-2000

(Address of principal executive office)

 Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

17 January 2018

London

Press Release

PEARSON FULL YEAR TRADING UPDATE (UNAUDITED)
Full year results at the upper end of guidance, good strategic progress

We will announce full year results on 23 February 2018, but we are today providing an update on trading to the end of 2017 and guidance for 2018.

Preliminary expectations for full year 2017 results
●
At guidance exchange rates1 adjusted operating profit of c.£600m-605m is at the upper end of our October 2017 guidance range of £576m-£606m. At average effective exchange rates in 20172 we expect to report adjusted operating profit around £570m-575m and adjusted earnings per share of 53.5p-54.5p.

●
Adjusted earnings per share is above the October 2017 guidance range of 49p-52p reflecting an improved tax rate of around 11%, due to the further favourable outcome of certain historical tax issues, and after a net interest charge of approximately £80m.

●	Total underlying revenues declined 2%, in line with the performance in the nine-months, due to a decline of 4% in North America partly offset by stabilisation in Core and Growth.
●
Sales in US higher education courseware were down 3% on an underlying basis, in line with the lower end of our revised guidance range, due to the continuation of trends seen in the first nine-months combined with cautious buying behaviour from our channel partners in the fourth quarter.

●	Strong balance sheet with closing net debt at 31 December 2017 now expected to be around £0.5bn (2016: £1.1bn) due to good cash generation and proceeds from disposals.
●	Returned £153m of capital (repurchasing 22m shares) to 31 December 2017 via the £300m share buyback announced on 17 October 2017. The remaining shares will be repurchased before 26 April 2018.

Simplification and efficiency
●	We continued to make progress on the simplification of our portfolio and on our actions to increase efficiency in 2017:
o We completed the sales of Global Education (GEDU) and a 22% stake in Penguin Random House and announced that we had signed an agreement to sell Wall Street English (WSE).

o  In late December Pearson also agreed the sale of our 44.75% equity stake in our Mexican online university partnership, Utel. The transaction is expected to close in the first half of 2018, subject to regulatory approval being obtained.

o  Our efficiency programme is on track to deliver £300m of annualised cost savings by 2020. Restructuring costs in 2017 were around £80m, slightly higher than our guided £70m, reflecting faster progress made during the year. Total restructuring costs are expected to be in line with guidance of £300m across 2017-2019, with £90m in 2018.

Digital transformation and tactical actions
●	During the year we continued to make good progress with our digital transformation and grew US higher education digital courseware revenue by approximately 9%.
●	We continue to focus on Direct Digital Access, Pearson's inclusive access offering, signing 210 new institutions in 2017.
●
We've reduced the rental price of 2,000 ebook titles and have seen revenues rise by 22% during the year. Furthermore, we have seen success with the start of our print rental pilot and are now adding more than 90 additional titles in 2018.

2018 outlook
●
The base for 2018 guidance is our expected 2017 adjusted operating profit of £570m-£575m less the full year impacts of disposals made in 2017 (£45m) and less favourable exchange rates at 31 December 20173 (£25m).

●	We expect growth from that base and are giving guidance for 2018 adjusted operating profit of between £520m and £560m.
●	In addition to FX and disposals, this guidance also reflects the benefits of our restructuring programme and ongoing challenges in US higher education courseware.
●
In our US higher education courseware business, we expect revenues to be flat to down mid-single digit percent due to the similar underlying pressures seen in the last two years from lower college enrolments, increased use of Open Educational Resources and attrition from growth in the secondary market driven by print rental, partially offset by growth in digital revenues, benefits from our tactical actions and a continued normalisation of channel returns behaviour.

●
This guidance is based on our existing portfolio as at 31 December 20174 a 2018 net interest charge of c.£45m, a tax rate of 20% and exchange rates on 31 December 2017. We expect adjusted earnings per share of 49p to 53p.

Impact of US tax reform
●
Pearson notes the recent signing of the US "Tax Cuts and Jobs Act" reforming US tax law. The Act includes a reduction to the federal tax rate but a more restrictive policy in terms of the deductibility of interest and also the introduction of a "base erosion and anti-abuse tax (BEAT)".

●
Our preliminary view is that our guidance for our medium-term group effective tax rate remains unchanged at 20-22%, based on adjusted operating profit including the taxed contribution from our stake in Penguin Random House.

●	The US Tax Cuts and Jobs Act will result in a small, one off deferred tax charge in 2017, which will be excluded from our adjusted operating profit and adjusted effective tax rate.

Pearson's chief executive, John Fallon said:

"We made good progress in 2017 on the simplification of our portfolio, the strengthening of our balance sheet and delivered results at the top end of guidance. Our restructuring programme is on track and our 2017 performance has set us up well to make further progress against our strategic priorities and grow profit in 2018."

Footnotes
1 2017 guidance was based on exchange rates as of 31 December 2016, including a Sterling US Dollar rate of $1.23.
2 2017 average Sterling US Dollar exchange rate was $1.30.
3 2018 guidance incorporates the 31 December 2017 Sterling US Dollar rate of $1.35.
4 Our existing portfolio at 31 December 2017 includes Wall Street English and Utel. In 2017 the combined contribution from both to adjusted operating profit was £7m.

Analyst and investor conference call details
We will hold a conference call at 8:30am today, Wednesday 17th January to discuss this trading update. A replay will be available soon after on our website www.pearson.com/corporate/.

UK Toll Number: +44 (0) 333 300 0804
UK Toll-Free Number: +44 (0) 800 358 9473
Participant Pin Code: 34838257#
Audience URL: http://event.onlineseminarsolutions.com/r.htm?e=1585808&s=1&k=0329F4337A7239A04F959A5DAC4D5377

Throughout this statement underlying growth rates exclude the impact of both currency movements and portfolio changes.

For more information
T + 44 (0)20 7010 2310
Investors: Jo Russell, Tom Waldron, Anjali Kotak
Press: Tom Steiner

ENDS

Forward looking statements:
Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearson.com/corporate/investors.html). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 17 January 2018
By: /s/ NATALIE WHITE

------------------------------------
Natalie White
Deputy Company Secretary